SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2003

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Rua Abílio Soares, 409
04005-001 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELESP CELULAR PARTICIPAÇÕES S.A.
Tax ID (CNPJ) 02.558.074/0001-73 — NIRE 35.3.001.587.9-2
Publicly Traded Company

ISSUANCE OF EUROBONDS ANNOUNCEMENT

São Paulo, Brazil, June 12, 2003 – Telesp Celular Participações S.A. — TCP (NYSE: TCP; BOVESPA: TSPP3 (Common), TSPP4 (Preferred)). TCP is a Brazilian holding Company that owns 100% of (i) Telesp Celular S.A. – leader cellular operator in the State of São Paulo; (ii) Global Telecom S.A., a cellular operator in the states of Santa Catarina and Paraná and holds 61.10% voting interest (20.37% of the total capital) of Tele Centro Oeste Participações S.A. (“TCO”). TCP and its subsidiaries are part of the Joint Venture controlled by Portugal Telecom Móveis and Telefónica Móviles in Brazil, which operates under the same brand: VIVO. TCP announced today the issuance of eurobonds with the terms described below.

ISSUER:	TELESP CELULAR PARTICIPACOES S.A.
GUARANTOR:	TELESP CELULAR S.A.
AMOUNT:	US$ 150,000,000
YIELD:	6.875% PER ANNUM
INTEREST:	6.75% PER ANNUM
INTEREST PAYMENT:	SEMI-ANNUAL
CLOSING DATE:	JUNE 6, 2003
SETTLEMENT DATE:	JUNE 24, 2003
MATURITY:	DECEMBER 22, 2004 (18 MONTHS)
LEADERS AND BOOKRUNNERS:	BANCO BILBAO VIZCAYA ARGENTARIA S.A.
BANCO ESPIRITO SANTO DE INVESTIMENTO S.A.
CO-MANAGER:	BANCO BRADESCO S.A.
USE OF PROCEEDS:	REPAYMENT OF DEBT AND GENERAL CORPORATE PURPOSES

About Vivo

VIVO is the brand of the Joint Venture between Portugal Telecom and Telefónica Móviles, and represents the consolidation of the largest mobile telephony operation in South America. Vivo has more than 17 million customers and half of the Brazilian market. It is present in 20 states, representing 86% of the Brazilian territory and 83% of the GDP. The adopted technology of Vivo is the CDMA and 1XRTT – the technology that will support the wireless third generation.

Vivo is composed by former operations of Telesp Celular (São Paulo), Telefónica Celular (Rio de Janeiro, Espírito Santo and Rio Grande do Sul), Global Telecom (Paraná and Santa Catarina), Telebahia Celular (Bahia), Telergipe Celular (Sergipe) and TCO/NBT (Acre, Amapá, Amazonas, Goiás, Mato Grosso, Mato Grosso do Sul, Maranhão, Pará, Roraima, Rondônia, Tocantins and Federal District).

Fernando Abella Garcia
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2003

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.